UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the date of 01 December 2014

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

FOR IMMEDIATE RELEASE	1 December 2014

ALLIED IRISH BANKS, P.L.C. ANNOUNCES NEW CHAIRMAN EFFECTIVE START DATE

Further to the bank's Stock Exchange release on 14 July 2014, Allied Irish Banks, p.l.c. ("AIB") announces that Mr. Richard Pym will succeed Mr. David Hodgkinson as Non-Executive Chairman with effect from 1 December 2014. David will remain on the Board as a Non-Executive Director until 18 December 2014.

Chief Executive David Duffy paid tribute to David Hodgkinson for his work over the last four years, stating "David deserves immense credit for his determination in helping AIB to recover and stabilise. He joined the bank as Chairman during a period of extreme crisis and has led the company through a turbulent and difficult time. I have worked closely with him since I joined AIB in December 2011 and deeply appreciate his support since then. AIB welcomes Richard as Chairman and we look forward to working together as we continue to build for the future"
.

-ENDS-

For further information, please contact:

David O'Callaghan	Kathleen Barrington
Company Secretary	Media Relations Manager
AIB Bankcentre	AIB Bankcentre
Dublin	Dublin
Tel: +353-1-6414672	Tel: +353-1-7721382
email: david.a.o'callaghan@aib.ie	Email : Kathleen.m.barrington@aib.ie

 ALLIED IRISH BANKS, p.l.c.

(Registrant)

Date: 01 December 2014

By: ___________________

                                                                                                                                             Mark Bourke
    Chief Financial Officer
       Allied Irish Banks, p.l.c.